Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ExamWorks Group, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-170487 and No. 333-177994) on Form S-8 of ExamWorks Group, Inc. of our reports dated March 6, 2014, with respect to the consolidated balance sheets of ExamWorks Group, Inc. as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of ExamWorks Group, Inc.

/s/ KPMG LLP

Atlanta, Georgia

March 6, 2014